# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leishen Energy Holding Co., Ltd., CIK 0001985139
CUSIP: G5462C106
Title of class of securities: Ordinary Shares, par $0.001 per share
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 06/13/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-25-006136
Filed by CIK 0002054119

## Reporting persons
- WISE-POWER ENERGY SERVICES CO., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 6,355,000; sole dispositive power 0; shared dispositive power 6,355,000; aggregate amount beneficially owned 6,355,000 (37.3% of the class)
- Hongqi Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,355,000; sole dispositive power 0; shared dispositive power 6,355,000; aggregate amount beneficially owned 6,355,000 (37.3% of the class)
- Jin Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,355,000; sole dispositive power 0; shared dispositive power 6,355,000; aggregate amount beneficially owned 6,355,000 (37.3% of the class)

## Item 1. Issuer
Name of issuer: Leishen Energy Holding Co., Ltd.
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing China 100101

## Item 2. Person Filing
Name of person filing: WISE-POWER ENERGY SERVICES CO., LTD., Hongqi Li and Jin Wu (each, a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of principal business office of WISE-POWER ENERGY SERVICES CO., LTD. is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China. The address of principal business office of Hongqi Li is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China. The address of principal business office of Jin Wu is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.
Citizenship: WISE-POWER ENERGY SERVICES CO., LTD. is a British Virgin Islands company. Hongqi Li is a citizen of the People's Republic of China. Jin Wu is a citizen of the People's Republic of China.

## Item 4. Ownership
Amount beneficially owned: WISE-POWER ENERGY SERVICES CO., LTD.: 6,355,000; Hongqi Li: 6,355,000; and Jin Wu: 6,355,000. Represents 6,355,000 Ordinary Shares directly held by WISE-POWER ENERGY SERVICES CO., LTD. Hongqi Li and Jin Wu are each a controlling person of WISE-POWER ENERGY SERVICES CO., LTD. Each of Hongqi Li and Jin Wu own 50% of the issued shares of WISE-POWER ENERGY SERVICES CO., LTD. and have shared voting and dispositive power over 6,355,000 Ordinary Shares held by WISE-POWER ENERGY SERVICES CO., LTD. The voting rights proxy agreement entered into with and the power of attorney granted to Polar Energy Company Limited, both dated August 10, 2023, were terminated and revoked pursuant to a Termination Agreement dated as of June 13, 2025, by and among Polar Energy Company Limited, WISE-POWER ENERGY SERVICES CO., LTD., COBO Petroleum Technology Co., LTD and Pacific Century Oil and Gas Technology Co., LTD. Following such termination, WISE-POWER ENERGY SERVICES CO., LTD. and its shareholders are entitled to all rights attaching to the 6,355,000 Ordinary Shares held by WISE-POWER ENERGY SERVICES CO., LTD.
Percent of class: WISE-POWER ENERGY SERVICES CO., LTD.: 37.3%; Hongqi Li: 37.3%; and Jin Wu: 37.3%. The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 17,025,000 ordinary shares of the Issuer issued and outstanding as of February 14, 2025, as reported in the Issuer's annual report on Form 20-F for the year ended September 30, 2024 filed with the Securities and Exchange Commission on February 14, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: WISE-POWER ENERGY SERVICES CO., LTD.: 6,355,000; Hongqi Li: 6,355,000; and Jin Wu: 6,355,000.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: WISE-POWER ENERGY SERVICES CO., LTD.: 6,355,000; Hongqi Li: 6,355,000; and Jin Wu: 6,355,000.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WISE-POWER ENERGY SERVICES CO., LTD.: /s/ Hongqi Li, Hongqi Li/Director (06/17/2025)
- Hongqi Li: /s/ Hongqi Li, Hongqi Li (06/17/2025)
- Jin Wu: /s/ Jin Wu, Jin Wu (06/17/2025)